SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 July, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland (“Company")	2.
State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules;

(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or

(iii)both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Richie Boucher – Group Chief Executive	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Part of notification relates to a connected person -  Sandra Boucher (wife)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Persons referred to in 3 & 4 above	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Richie Boucher – 82,757 units of Ordinary Stock Sandra Boucher – 60 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue.
9.	Number of shares, debentures or financial instruments relating to shares acquired Richie Boucher – 297,924 units of Ordinary Stock Sandra Boucher – 216 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Richie Boucher 0.001% Sandra Boucher 0.0000009%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 22 July 2011 and 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 380,957 units of Ordinary Stock – 0.002%	16.	Date issuer informed of transaction 28 July 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 29 July 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland (“Company")	2.
State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules;

(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or

(iii)both (i) and (ii).

      Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Helen Nolan - PDMR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Helen Nolan – 54,707 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue.
9.	Number of shares, debentures or financial instruments relating to shares acquired 25,336 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0001%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 22 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 80,043 units of Ordinary Stock – 0.0003%	16.	Date issuer informed of transaction 28 July 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 29 July 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland (“Company")	2.
State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules;

(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or

(iii)both (i) and (ii).

Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Denis Donovan - PDMR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Denis Donovan – 465,567 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,676,039 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.007%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 22 July 2011 and 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,141,606 units of Ordinary Stock – 0.009%	16.	Date issuer informed of transaction 28 July 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 29 July 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland (“Company")	2.
State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules;

(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or

(iii)both (i) and (ii).

Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Liam McLoughlin - PDMR	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Part of notification relates to a connected person Susan McLoughlin (wife)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Persons referred to in 3 & 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Liam McLoughlin – 12,029 units of Ordinary Stock Susan McLoughlin – 6,000 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Liam McLoughlin – 43,304 units of Ordinary Stock Susan McLoughlin – 21,600 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Liam McLoughlin – 0.0002 % Susan McLoughlin – 0.00009%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 22 July 2011 and 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 82,933 units of Ordinary Stock – 0.0003%	16.	Date issuer informed of transaction 28 July 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 29 July 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland (“Company")	2.
State whether the notification relates to:

(i)a transaction notified in accordance with Market Abuse Rules;

(ii)a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or

(iii)both (i) and (ii).

Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Vincent Mulvey (also known as Jeremiah Mulvey) - PDMR	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Part of notification relates to a connected person Majella Hillery (wife)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Persons referred to in 3 & 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Vincent Mulvey - 43,415 units of Ordinary Stock Jeremiah Mulvey - 29,672 units of Ordinary Stock Vincent Mulvey and Majella Hillery - 217 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Vincent Mulvey – 156,294 units of Ordinary Stock Jeremiah Mulvey – 106,818 units of Ordinary Stock Vincent Mulvey and Majella Hillery – 781 units of Ordinary Stock	10.
Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Vincent Mulvey 0.0006%

Jeremiah Mulvey 0.0004%

Vincent Mulvey and Majella Hillery 0.000003%

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 22 July 2011 and 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 337,197 units of Ordinary Stock – 0.001%	16.	Date issuer informed of transaction 28 July 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 29 July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 28 July, 2011